EXHIBIT B-6
                                                  FILE NO. 70--9325

                                                                  AUG 18 1998
                                                               MICHAEL J BRADLEY

                BEFORE THE MINNESOTA PUBLIC UTILITIES COMMISSION

Edward A. Garvey                                                   Chair
Joel Jacobs                                                 Commissioner
Marshall Johnson                                            Commissioner
LeRoy Koppendrayer                                          Commissioner
Gregory Scott                                               Commissioner

In the Matter of the Petition by                  ISSUE DATE: August 17, 1998
UtiliCorp United, Inc. for Certification to
Invest in a Foreign Utility                       POCKET NO. G-007, 011/S-98-682

                                                  ORDER GRANTING CERTIFICATION
                                                  WITH CONDITIONS

                               PROCEDURAL HISTORY

On May 19,1998, UtiliCorp United Inc. filed a petition requesting Commission certification regarding foreign investments in Australia. Specifically, the Company requested that the Commission provide letter to the SEC certifying that:

(1) The Commission has the authority and resources to protect the ratepayers of Minnegasco; and

(2)   The Commission intends to exercise its authority.

On June 4, 1998, the Minnesota Department of Public Service (the Department) filed comments. The Department recommended that the Commission provide the requested certification, subject to several conditions and limitations.

The Commission met on August 6, 1998 to consider this matter.

                            FINDINGS AND CONCLUSIONS

I. THE FEDERAL ENERGY POLICY ACT OF 1992

The federal Energy Policy Act of 1992 was signed into law an October 24, 1992. Among other things, the Act exempts from the provisions of the Public Utilities Holding Company Act (PUHCA) a new class of utility, the foreign utility company. Foreign utility companies may be exempt from PUHCA requirements even if they are subsidiaries or affiliates of a state-regulated holding company or public utility. This exemption from PUHCA requirements applies only if


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every state commission with jurisdiction over the public utility certifies to the SEC that the commission:

o has the authority and the resources to protect ratepayers subject to its jurisdiction; and

o     intends to exercise its authority

II. UTILICORP'S PETITION

UtiliCorp intends to participate in a bidding process in an attempt to acquire one or more natural gas properties, valued up to $500 Million, located in Australia. These properties consist of three local distribution companies, three retail marketers, pipeline facilities and storage facilities being offered by the State of Victoria. The proposed transaction equals approximately 9.8 percent of UtiliCorp's assets and 17.3 percent of UtiliCorp's total capitalization. UtiliCorp' s total foreign utility investments currently equal approximately 22 percent of the company's total capitalization. With the additional $500 million. UtiliCorp's total foreign utility company investments will approximate 39 percent of total capitalization.

UtiliCorp explained the reason for its petition to the Commission as follows. The Company wants the proposed acquisition to be exempt from the PUHCA filing requirements. Since its foreign investments exceed the 5 percent of capitalization limit established as a condition for the PUHCA exemption based on state certifications, it must obtain the exemption from the SEC under Section 3(b) of the Act, 15 U.S.C. ss. 79c.(b). According to UtiliCorp, the SEC has required the Company to provide, as a condition to the SEC finding that an exemption would not be contrary to the public interest, state commission certification that the commission has the authority and the resources to protect ratepayers subject to its jurisdiction and intends to exercise is authority.

In support for the request, UtiliCorp stated:

o The Australian natural gas properties and the possible loan guaranty are too small to jeopardize the financial health of UtiliCorp.

o     No Minnesota property would be encumbered as a result of the acquisition.

o UtiliCorp's subsidiaries, Peoples Natural Gas Company (Peoples) and Northern Minnesota Utilities (NMU) each have been assigned their own capital structures which would be unaffected by any changes in the UtiliCorp capital structure.

o UtiliCorp believes that the Commission has sufficient authority under Minn. Stat. ss. 216B to protect the interests of Minnesota ratepayers by
      (i) establishing a hypothetical capital structure in Peoples and NMU'S next general rate case, if appropriate; and (ii) investigating any affiliated interest transactions under Minn. Stat. 216B.48.


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III. THE DEPARTMENT

The Department stated that the foreign investments proposed will be owned by a separate UtiliCorp subsidiary. Therefore, in the Department's view, UtiliCorp's Minnesota subsidiaries (Peoples and NMU) will be insulated from any transactions or potential liabilities of the foreign interest and will not assume any additional financial risk. The Department further stated that due to their size, the proposed maximum interests in the Australian Natural gas properties and the maximum possible loan guaranty are not expected to jeopardized the financial health of UtiliCorp.

The Department recommended that the Commission provide the requested certification subject to several specific conditions and limitations. The Department noted several factors in support of its recommendation.

o that the Department's recommended limitations and reporting requirements will provide timely information in order to uncover any concerns should they arise;

o that each of UtiliCorp's past foreign utility company investments are located in stable countries with strong economies;

o that by having interests in different utilities and countries, UtiliCorp is able to diversify its business risks while retaining focus on the service areas where it has the greatest expertise;

o that Peoples' and NMU's customers will see no change in their utility service as a result of either the acquisition of the Australian natural gas properties or the loan guaranty; and

o that the Commission's authority under Minn. Stat. ss. 216B is adequate to protect Minnesota ratepayer interests with respect to these acquisitions.

IV. COMMISSION ANALYSIS AND ACTION

After examining the facts presented in the Company's petition and the Department's comments, the Commission finds that it has the authority and resources to protect ratepayers, and that it intends to exercise its authority for ratepayer protection.

      A. THE COMMISSION'S AUTHORITY TO PROTECT RATEPAYERS

The Commission finds that it clearly possesses the requisite authority to protect ratepayers subject to its jurisdiction, as required for Commission certification under 15 U.S.C. ss. 79z-5b.

The Commission also finds that its authority will best be preserved if the Commission sets certain conditions to its SEC certification. The Commission will therefore condition the


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certification as requested by the Department with the clarification that the annual report will be due on or before August 31 of each year. By placing these conditions and limitations upon the certificate, the Commission ensures that its authority will protect ratepayers from any adverse effects from the proposed foreign investment.

In previous requests from UtiliCorp for certification to the SEC regarding foreign utility investment, the Commission has made similar findings regarding the Commission's authority to protect ratepayers. (1)

      B. THE COMMISSION'S INTENT TO EXERCISE ITS AUTHORITY

The Commission intends to exercise its authority, pursuant to Minn. Stat. ss. ss. 216B.03, 216B.08, and 216B.16, to protect the interests of UtiliCorp's ratepayers.

      C. THE RESOURCES NECESSARY TO PROTECT RATEPAYERS

The Commission finds that, given the nature of UtiliCorp's proposed transaction (as analyzed by the Department) and the conditions and limitations placed upon its certification in this Order, it has adequate staff and financial resources to protect Minnesota jurisdictional ratepayers from possible harm or liability arising from UtiliCorp's proposed foreign investment.

                                     ORDER

1. The Commission certifies that it has the authority and resources to protect the ratepayers subject to its jurisdiction and that it intends to exercise that authority with respect to UtiliCorp's proposed foreign investment.

      The Commission's certification is subject to the following conditions and limitations:

      1) the certification is limited to UtiliCorp's new foreign utility company investments in Australia up to $500 million.

      2) UtiliCorp will provide advance notification of any intent to acquire interest in foreign utility companies and obtain separate certification for any such additional investments.

----------

      (1) See, for example, In the Matter of a Petition by UtiliCorp United Inc. for Minnesota Public Utilities Commission Certification to Invest in a Foreign Utility under 15 U.S.C. ss. 79z-5b, Docket no. G-011/S-94-907, ORDER GRANTING CERTIFICATION SUBJECT TO LIMITATIONS AND CONDITIONS (November 30, 1994).


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      3)    UtiliCorp will not encumber any Minnesota property because of these foreign investments.

      4)    UtiliCorp shall file with the Commission:

            a. Copies of the required filings and reports relating to UtiliCorp's foreign utility investments filed with the SEC at the time it files these reports with the SEC;

            b. Copies of all SEC rulings of Orders in this matter in a timely manner; and

            c. An annual report on all of UtiliCorp's subsidiary foreign investment (Annual Report) to be filed by August 31 of each year. The annual report will contain the following information:

                  (1) UtiliCorp's total foreign investment to date by foreign utility, subsidiary, and country;

                  (2) A list of all outstanding bonds issued for any foreign utility company investment acquired by UtiliCorp or its subsidiaries;

                  (3) UtiliCorp's consolidated capital structure, including short-term debt; and

                  (4) The ratio of UtiliCorp's total foreign utility company investments relative to UtiliCorp's total assets and capitalization.

      5) The Certification is conditioned on and subject to being removed or withdrawn by the Commission as to any future foreign utility company investment if the Commission deems such action is warranted.

      6) UtiliCorp will inform the Commission in a timely manner of the acquisition of any ownership in any foreign utility under this certification.

      7) The Commission, the Department, and the RUD-OAG will have access to the relevant books, records and financial statements (or copies thereof) of UtiliCorp's business with foreign utilities, to the extent necessary to protect UtiliCorp's ratepayers in Minnesota.

      8) Accounting procedures will be in place to assure that UtiliCorp and its ratepayers are adequately and fairly compensated for any common or joint costs incurred for the benefit of the foreign utility.


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      9)    All Minnesota Regulatory Agencies' costs charged to UtiliCorp for the direct costs incurred by those agencies for the future review of foreign investment notification and any related foreign investment compliance reviews shall not be charged to UtiliCorp's jurisdictional customers in Minnesota. (UtiliCorp will allocate internal time pursuant to the G, E-999/CI-90-1008 Docket).

      10) Any investment made under this certification shall comply with applicable Minnesota and Federal law including the Public Utilities Holding Act of 1935, as amended.

4.    This Order shall become effective immediately.

                                             BY ORDER OF THE COMMISSION


                                             /s/ Burl W. Haar

                                             Burl W. Haar
                                             Executive Secretary

(S E A L)

This document can be made available in alternative formats (i.e., large print or audio tape) by calling (651) 297-4596 (voice), (651) 297-1200 (TTY), or
1-800-627-3529 (TTY relay service).


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